UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2018

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1. Company Presentation

On August 29, 2018, Forward Pharma A/S (the “Company”) made available an updated investor presentation on its website. A copy of the investor presentation is attached hereto as Exhibit 99.1.

The fact that this presentation is being made available and filed herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentation is being provided as of August 29, 2018 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2018	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
		Name:	Claus Bo Svendsen
		Title:	Chief Executive Officer